November 30, 2007
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 7010
Washington, D.C. 20549-7010

Attn:	Ms. Anne Nguyen Parker
Branch Chief

Re:	Pioneer Southwest Energy Partners L.P.
Amendment No. 3 Registration Statement on Form S-1
Filed November 9, 2007
File No. 333-144868
Ladies and Gentlemen:
          Set forth below are the responses of Pioneer Southwest Energy Partners L.P., a Delaware limited partnership (the “Partnership”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated November 26, 2007, with respect to the Partnership’s Amendment No. 3 to Form S-1 initially filed with the Commission on November 9, 2007, File No. 333-144868 (“Amendment No. 3”).
          In Amendment No. 4 to the Partnership’s registration statement on Form S-1 (the “Registration Statement”), we have revised the disclosure to (i) respond to the Staff’s comments on Amendment No. 3, (ii) clarify the disclosure regarding our partnership agreement, (iii) reflect the approval of the listing of the Partnership’s common units on the New York Stock Exchange, and (iv) make certain other clarifying and updating revisions.
          For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in italicized text.
General
1.	The materials that you have provided in response to prior comment 1 of our letter dated November 7, 2007 do not indicate which of the leases listed in the exhibit to the Plains Marketing L.P. agreement are those in which the company will own a working interest in following the consummation of the offering. Please inform us of the percentage of total leases listed in the contract that represent leases in which the company will own a working interest in following the consummation of the offering. We may have further comment.

Response: The exhibit to the Plains Marketing L.P. agreement references custody transfer points rather than leases. However, of the leases covered by the agreement, the Partnership will own a working interest in approximately 56% of the leases following the consummation of the offering. On a well basis, only approximately 34% of the wells

Securities and Exchange Commission November 30, 2007 Page 2
covered by the agreement will be owned by the Partnership and only approximately 26% of the production sold under the agreement will relate to Partnership wells following the consummation of the offering.
2.	Please expand the risk factor on page 26 to discuss in better detail the arrangements pursuant to which Plains Marketing, L.P., ONEOK Inc. and TEPPCO Crude Oil purchase your productions. For example, disclose that the Partnership, Partnership Predecessor and the individual properties themselves are not and will not be a party to the agreements with Plains Marketing, L.P., ONEOK Inc. or TEPPCO Crude Oil. Disclose that the Partnership, after Closing, pursuant to the provisions of the standard industry joint operating agreements to which the oil and gas properties are subject and to which the Partnership will be a party, will receive its revenues from Pioneer Natural Resources USA, Inc. (“Pioneer USA”), as the operator of the underlying oil and gas properties. Disclose that Pioneer USA, as operator, markets the production on behalf of all working interest owners, including the Partnership, and determines in its sole discretion the appropriate arrangements therefor. Finally, disclose the material terms of the arrangements with these companies. For example, disclose that the TEPPCO arrangement is currently month-to-month and may be terminated upon 30 days advance notice, and that the ONEOK agreement expires by its term on March 1, 2008.

Response: We have revised the Registration Statement accordingly. Please see page 25.

Securities and Exchange Commission November 30, 2007 Page 3
          Please direct any questions or comments regarding the foregoing to the undersigned or to our counsel at Vinson & Elkins LLP, William Finnegan at (713) 758-3704 or Cheryl Hogan at (713) 758-4536.

Very truly yours,

PIONEER SOUTHWEST ENERGY PARTNERS, L.P.

By:	Pioneer Natural Resources GP LLC,
Its general partner

By:	/s/ Richard P. Dealy

Richard P. Dealy
Executive Vice President, Chief Financial
Officer and Director

cc:	William Finnegan (by facsimile)
Vinson & Elkins LLP
2500 First City Tower
1001 Fannin Street
Houston, Texas 77002-6760

Robert L. Kimball (by facsimile)
Vinson & Elkins LLP
2001 Ross Avenue
Suite 3700
Dallas, Texas 75201-2975